UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Vivus, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928551100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 928551100		13G

1	Name of Reporting Person Van Herk Investments B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 928551100		13G

1	Name of Reporting Person Van Herk Private Equity Investments B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 928551100		13G

1	Name of Reporting Person Stichting Administratiekantoor Penulata

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 0%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 928551100		13G

1	Name of Reporting Person Van Herk Management Services B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 928551100		13G

1	Name of Reporting Person Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 928551100		13G

1	Name of Reporting Person A. van Herk Holding B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 928551100		13G

1	Name of Reporting Person Stichting Administratiekantoor Abchrys

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 0%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 928551100		13G

1	Name of Reporting Person Adrianus van Herk

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,335,621

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,335,621

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,335,621

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 1.3%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 928551100	13G

Item 1.
(a)	Name of Issuer: Vivus, Inc., a Delaware corporation
(b)	Address of Issuer’s Principal Executive Offices: 900 E. Hamilton Avenue, Suite 550 Campbell, CA 95008

Item 2.
(a)

Names of Persons Filing:

This statement is being filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), (ii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPI”), (iii) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands (“Penulata”), (iv) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), (v) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), (vi) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), (vii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands (“Abchrys”), and (viii) Adrianus van Herk (“Mr. van Herk”).

Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iii) the sole managing director of VHMS, OGBBA and Holdings.  Penulata holds substantially all of the issued and outstanding shares of VHPI.  VHPI is the sole shareholder of VHI. VHI is principally engaged in making investments.  Abchrys holds substantially all of the issued and outstanding shares of Holdings.  Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments.  VHMS is the sole managing director of VHI and VHPI.

Each of VHI, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by this statement.

This statement is being filed to report that the Reporting Persons have ceased to be the beneficial owner of more than 5% of the Common Stock (as defined below).

(b)

Address of Principal Business Office or, if none, Residence:

The principal business address of each of Mr. van Herk, VHI, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is:

Lichtenauerlaan 30

3062 ME Rotterdam

The Netherlands

(c)

Citizenship:
Each of VHI, VHPI, VHMS, OGBBA and Holdings is a private company with limited liability incorporated under the laws of the Netherlands.  Penulata and Abchrys are Netherlands foundations.  Mr. van Herk is a citizen of the Netherlands.

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”).
(e)	CUSIP Number: 928551100

CUSIP No. 928551100	13G

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	☐	Broker or dealer registered under section 15 of the Act;
	☐	Bank as defined in section 3(a)(6) of the Act;
	☐	Insurance company as defined in section 3(a)(19) of the Act;
	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

	(a)	Amount beneficially owned: 1,335,621
(b)

Percent of class:

1.3%  (The percentages used in this statement are calculated based upon the 105,953,444  shares of Common Stock issued and outstanding as of October 31, 2017, as reported by Vivus, Inc. in its Form 10-Q filed on November 7, 2017 with the Securities and Exchange Commission.)

	(c)	Number of shares as to which such person has:

VHI
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 0

VHPI
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 0

CUSIP No. 928551100	13G

Penulata
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 0

VHMS
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 0

OGBBA
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 0

Holdings
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 0

Abchrys
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 0

Mr. van Herk
i.	Sole power to vote or direct the vote: 1,335,621
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 1,335,621
iv.	Shared power to dispose or direct the disposition of: 0

CUSIP No. 928551100	13G

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 928551100	13G

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

VAN HERK INVESTMENTS B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

VAN HERK PRIVATE EQUITY INVESTMENTS B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

STICHTING ADMINISTRATIEKANTOOR PENULATA

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

VAN HERK MANAGEMENT SERVICES B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

ONROEREND GOED BEHEER- EN
BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

A. VAN HERK HOLDING B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

CUSIP No. 928551100	13G

STICHTING ADMINISTRATIEKANTOOR ABCHRYS

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

/s/ Adrianus van Herk
ADRIANUS VAN HERK

[Signature Page to Schedule 13G]

CUSIP No. 928551100	13G

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 14, 2018, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 928551100	13G

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing a statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1).  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G and any amendments thereto with respect to the shares of Common Stock beneficially owned by each of them, of Vivus, Inc., a Delaware corporation.  This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G and amendments thereto.

Dated: February 14, 2018

(remainder of page intentionally left blank)

CUSIP No. 928551100	13G

VAN HERK INVESTMENTS B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

VAN HERK PRIVATE EQUITY INVESTMENTS B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

STICHTING ADMINISTRATIEKANTOOR PENULATA

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

VAN HERK MANAGEMENT SERVICES B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

ONROEREND GOED BEHEER- EN
BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

A. VAN HERK HOLDING B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

CUSIP No. 928551100	13G

STICHTING ADMINISTRATIEKANTOOR ABCHRYS

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

/s/ Adrianus van Herk
ADRIANUS VAN HERK

[Signature page to Joint Filing Agreement]